UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  ◻

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

May 2, 2018	Telekomunikasi Indonesia Tbk
Date May 2, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2017 FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel 101/PR000/COP-I5000000/2018)

The Board of Directors of PT Telkom Indonesia (Persero) Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders (hereinafter referred as the “Meeting”) on:

Day/Date	: Friday, April 27, 2018
Time	: 14.50 up to18.14 Western Indonesia Time (WIT)
Place	: Ballroom - Hotel Four Season, Jl. Jend Gatot Subroto Jakarta Selatan 12710

*with note the Meeting was suspended at 16.30  WIT and re-opened at 17.00 WIT

Was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

1. Mrs. HENDRI SAPARINI – President Commissioner;

2. Mr. RINALDI FIRMANSYAH - Commissioner;

3. Mr. HADIYANTO - Commissioner;

4. Mr. DOLFIE OTHNIEL FREDRIC PALIT – Independent Commissioner;

5. Mr. CAHYANA AHMADJAYADI– Independent Commissioner;

6. Mrs. PAMIJATI PAMELA JOHANNA WALUYO - Independent Commissioner

7. Mr. MARGIYONO DARSASUMARJA - Independent Commissioner

BOARD OF DIRECTORS:

1. Mr. ALEX J. SINAGA – President Director;

2. Mr. HARRY M. ZEN – Finance Director;

3. Mr. HERDY ROSADI HARMAN –Human Capital Management Director;

4. Mr. DAVID BANGUN –Digital & Strategic Portfolio Director;

5. Mr. ZULHELFI ABIDIN –Network & IT Solution Director;

6. Mr. ABDUS SOMAD ARIEF –Wholesale & International Service Director;

7. Mr. DIAN RACHMAWAN –Enterprise & Business Service Director.

And the holder/representative of Series A Dwiwarna Share and holder/ representative of Series B Share collectively representing 86,253,984,364 shares or constituted 87.071% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting (excluding Treasury stock) in the total amount of 99,062,216,600 shares; with due regard to the Company’s Shareholders Register as per April 4, 2018 up to 16.15 Western Indonesian Time.

Hence the quorum requirement as required under the Article 25 paragraph 1 letter a, paragraph 4 letter a and paragraph 5 letter a of the Articles of Association of the Company have been fulfilled since the Meeting have been attended by shareholders, namely holder of Series A Dwiwarna hare and other shareholders jointly representing more than 2/3 (two third) of the total number of shares having legal voting rights which have been issued by the Company.

Whereas the Meeting has resolved the following resolutions as set forth in Deed of Minutes of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated April 27, 2018 number 54, made by Notary Ashoya Ratam SH, MKn. which is summary is as follows:

First Agenda	Approval of the Company’s Annual Report for the Financial Year 2017, including the Board of Commissioners’ Supervisory Report.

Number of Shareholders who Ask Questions	1 shareholders who ask questions related to First Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	85,997,668,220 Shares or 99.703%	41,906,651 Shares or 0.049%	214,409,493 Shares or 0.249%
Resolution

”The meeting with the majority vote 86,212,077,713 (99.951%) of the total votes issued in the Meeting resolved :

To approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2017, namely regarding the condition and operation and supervisory of the Company as substantially have been presented in the Meeting by the Board of Directors and the Board of Commissioners.”

Second Agenda

Ratification of the Company’s Financial Statements and Partnership and Community Development Program’s (Program Kemitraan dan Bina Lingkungan) for the 2017 Financial Year and Acquittal and Discharge of all members of the Board of Directors and the Board of Commissioners.

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Second Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	85,923,326,171 Shares or 99.617%	116,539,300 Shares or 0.135%	214,118,893 Shares or 0.248%

Resolution

”The meeting with the majority vote 86,137,445,064 (99.865%) of the total votes issued in the Meeting resolved :

1. To ratify:

a. The Company’s Consolidated Financial Statements for the Financial Year 2017 which has been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC-5841/PSS/2018 dated March 12, 2018 stated with opinion “the accompanying consolidated financial statements report present fairly, in all material respects, the consolidated financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries as of December 31, 2017 and the financial performance and consolidated cash flow for the year ended on such date in accordance with Indonesian Financial Accounting Standards”;

b. Partnership and Community Development Annual Report for the Financial Year 2017 which compiled pursuant to Minister of State Owned Enterprise’s Regulation which is a comprehensive accounting basis in addition to Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-5580/PSS/2018 dated January 24, 2018 stated with opinion “the accompanying financial statements present fairly, in all material respects, financial position of Center for the Management of Partnership and Community Development Program of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk dated December 31, 2017 and financial performance and cash flow for the year ended on such date in accordance with the Non Publicly Accountable Entities Financial Accounting Standards.

Then, by the approval of the Company’s Annual Report for the Financial Year 2017 including Supervisory Task of the Board of Commissioners’ Report and the ratification of Financial Statement for the Financial Year 2017 and Annual Report on Partnership and Community Development Program for the Financial Year 2017, the Meeting hereby grant a full acquittal and discharge (volledig acquit et de charge) to members of the Board of Directors dan the Board of Commissioners who serves in the Financial Year 2017 consecutively for the managerial and supervisory actions of the Company as long as those actions are not criminal act and those actions are reflected in the Company’s Annual Report, Financial Statements (Consolidated) for Financial Year 2017 and Annual Report of Partnership and Community Development for the Financial Year 2017.

2. Authorize to the Board of Commissioners with the first by obtaining written approval from the Series A Dwiwarna Shareholder in relation to the authority of the General Meeting of Shareholders as provided in Regulation of the Minister of State Owned Enterprise Number PER-09/MBU/07/2015 as amended the latest by the Regulation of the Minister of State Owned Enterprise Number PER-02/MBU/ 7/2017 and its amendments.”

Third Agenda	Appropriation of the Company’s Net Income for the 2017 Financial Year
Number of Shareholders who Ask Questions	1 shareholders who ask questions related to Third Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	86,099,325,268 Shares or 99.821%	101,165,103 Shares or 0.117%	53,493,993 Shares or 0.062%

Resolution

” The meeting with the majority vote 86,152,819,261 (99.883%) of the total votes issued in the Meeting resolved:

1. To Approve and determine the appropriation of the Company’s net profit for the Financial Year ended on the December 31, 2017 in the amount of Rp22,144,990,327,956 (twenty two trillion one hundred forty four billion nine hundred ninety million three hundred twenty seven thousand nine hundred fifty six Rupiah) as follow:

a. Cash Dividend amounting to 60% of the net profit or in the amount of Rp13,286,997,175,681.50 (thirteen trillion two hundred eighty six billion nine hundred ninety seven million one hundred seventy five thousand six hundred eighty one point five zero Rupiah) or amounting to Rp134.1278 (one hundred thirty four point one two seven eight rupiah) per share, based on shares have been issued (excluding shares have been repurchased by the Company) on the date of the Meeting, namely amountly 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) of shares;

b. Special Dividend amounting to 15% of the net profit or in the amount of Rp3,321,754,247,031.20 (three trillion three hundred twenty one billion seven hundred fifty four million two hundred forty seven thousand thirty one point two zero Rupiah) or amounting to Rp33.5320 (thirty three point five three two zero rupiah) per shares based on shares have been issued (excluding shares have been repurchased by the Company) on the date of the Meeting, amounting to 99,062,216,600 (ninety nine billion sixty two million two hundred sixteen thousand six hundred) of shares;

c. 25% of Net Profit of the Company or amount of Rp5,536,238,905,243.30 (five trillion five hundred thirty six billion two hundred thirty eight million nine hundred five thousand two hundred forty three

2. To Approve the distribution of Cash Dividend and Special Dividend for the Financial Year 2017 will be conducted with the following conditions:

a. Those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on May 11, 2018 up to 16.15 Western Indonesia Standard Time;

b. Cash Dividend and Special Dividend shall be paid all at the lattest on May 31, 2018.

3. To the Board of Directors granted the authorization with the right of substitution to regulate further the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations in the stock exchange where the Company’s share are listed.”

Fourth Agenda	Determination of Tantieme for Year 2017, Salary and Honorarium including Facility and other Allowances for members of the Board of Directors and the Board of Commissioners for Year 2018
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Fourth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	83,402,974,497 Shares or 96.695%	2,680,038,664 Shares or 3.107%	170,971,203 Shares or 0.198%
Resolution

” The meeting with the majority vote 83,573,945,700 (96.893%) of the total votes issued in the Meeting resolved:

1. To grant authority and authorize to serie A Dwiwarna shareholder to determine the amount of tantieme for financial year 2017 and to determine honorarium allowance, facility and other incentive to members of the Board of Commissioners for financial year 2018.

2. To grant authority and authorize to the Board of Commissioners by first obtaining written approval of serie A Dwiwarna Sahreholders to determine the amount of tantieme for financial year 2017 and to determine salary, allowance, facility and other incentive to members of the Board of Directors for financial year 2018.”

Fifth Agenda

Appointment of a Public Accounting Firm to audit the Company’s Financial Statements for Financial 2018, including Audit of Internal Control over Financial Reporting and appointment of a Public Accounting Firm to audit the Financial Statement of the Partnership and Community Development Program for Financial 2018.

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Fifth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	83,178,530,193 Shares or 96.434%	3,021,143,078 Shares or 3.503%	54,311,093 Shares or 0.063%
Resolution

” The meeting with the majority vote 83,232,841,286 (96.497%) of the total votes issued in the Meeting resolved:

1. Appointment of Public Accounting Firm Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company which include the audit of the Consolidated Financial Statements of the Company, including the audit of the Internal Control over Financial Reporting for the Financial Year 2018 and to audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2018.

2. To grant authority to the Board of Commissioners :

a. To appoint an alternate Public Accounting Firm and determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm can not perform or continue its duty for any reason including the reason of prevailling law and the agreement on the amount for audit fee is unattainable

b. Determine the amount of audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.”

Sixth Agenda	Approval at the transfer of Treasury stock throught Withdrawal by way of Capital Reduction
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Sixth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	68,128,982,152 Shares or 78.986%	17,987,363,526 Shares or 20.854%	137,638,686 Shares or 0.160%
Resolution

”The meeting with the majority vote 68,266,620,838 (79.146%) of the total votes issued in the Meeting resolved :

To approve the transfer of Treasury stock through withdrawal of 1,737,779,800 (one billion seven hundred thirty seven million seven hundred seventy nine thousand eight hundred) shares which are all shares which have been repurchased by the Company, by way of reduction of issued and paid up capital from Rp5,039,999,820,000,- (five trillion thirty nine billion nine hundred ninety nine million eight hundred twenty thousand rupiah) to Rp4,953,110,830,000,- (four trillion nine hundred fifty three billion one hundred ten million eight hundred thirty thousands Rupiah). Therefore, to comply with the provisions of Article 33 of Law No. 40 of 2007 regarding Limited Liability Company, approved the reduction of the authorized capital of the Company from Rp20,000,000,000,000,- (twenty trillion Rupiah) to Rp19,500,000,000,000,- (nineteen trillion five hundred billion Rupiah).”

Seventh Agenda	Amendment of the Company’s Articles of Association.
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Seventh Agenda
The Result of Decision Making Second Part	Agree	Disagree	Abstain
	62,048,286,371 Shares or 71.937%	23,511,898,590 Shares or 27.259%	693,708,403 Shares or 0.804%

Resolution

”The Meeting with the majority vote 62,741,994,774 (72.741%) of the total votes issued in the Meeting resolved:

1. To approve amendment article 4 paragraph (1), (2) and (3) of the Articles of Association regarding issued and paid up capital and authorized capital.

2. To approve amendment of other Articles of Association of the Company.

3. To approve to recompile of all the provisions of the Articles of Association in relation with the changes as referred to in point 1 (one) and 2 (two) of the above mentioned resolutions.

4. To approve to the Board of Directors of the Company with rights of substitution to do all necessary actions in relation with the resolutions of the agenda of this Meeting, including to compile and restate of all Articles of Association in a Notarial Deed and to submit to the competent authority to obtain the approval and / or receipt of notification of the amendment of the Articles of Association, to do everything deemed necessary and useful for such purposes with no exceptions, including to add and / or to change the amendments of the Articles of Association if they are required by the competent authority.

5. To approve, in the case of reduction of issued and paid-up capital of the Company does not obtain approval from and the Ministry of Law and Human Rights of the Republic of Indonesia, the Sixth Agenda’s resolution related with the approval of the transfer of the Treasury stock through withdrawal by way of reduction of capital to be automatically null and void without approval of the General Meeting of Shareholders (AGM) and therefore Article 4 paragraph (1) of the Articles of Association of the Company has not changed, therefore the Authorized Capital of the Company is remains as before.”

Eighth Agenda	Ratification of Ministry of State Owned Enterprise’s Regulation Number PER-03/MBU/08/2017 and Number PER-04/MBU/09/2017 about State Owned Enterprise Partnership Guidance
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Eighth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	86,180,969,771Shares or 99.915%	27,493,700 Shares or 0.032%	45,520,893 Shares or 0.053%
Resolution

”The meeting with the majority vote 86,226,490,664 (99.968%) of the total votes issued in the Meeting resolved :

To approve the ratification of Ministry of State Owned Enterprise’s Regulation Number PER-03/MBU/08/2017 about State Owned Enterprise Partnership Guidance and Number PER-04/MBU/09/2017 about amendment of Ministry of State Owned Enterprise’s Regulation Number PER-03/MBU/08/2017 including its amendments. ”

Ninth Agenda	Changes in Composition of the Board of the Company.
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Eighth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	57,448,610,143 Shares or 66.604%	25,877,046,218 Shares or 30.000%	2,928,328,003 Shares or 3.395%

Resolution

”The meeting with the majority vote 60,376,938,146 (69.999%) of the total votes issued in the Meeting resolved to approve:

1. Confirmation the dismissal the following names:

1) Miss DEVY WILDASARI as Commissioner of the Company, as of her appointment as Marketing and Service Director of PT ANGKASA PURA I (Persero) based on Minister of State Owned Enterprise’s Decision No. SK-289/MBU/12/2017 on December 22, 2017;

2) Mister HADIYANTO, related to his appointment as Commissioner of PT Bank BRI (Persero) Tbk;

3) Mister MAS’UD KHAMID as Consumer Service Director of the Company, as of his appointment as Retail Marketing Director of PT PERTAMINA (Persero) based on Minister of State Owned Enterprise’s  Decision No. SK-97/MBU/04/2018, on April 20, 2018;

with appreciation for contribution of dedication and thoughts during their term as Commissioner and the Board of Directors of the Company.

2. To appoint the following names as members of the Board of Directors and member of the Board of Commissioners of the Company:

1) Mistress SITI CHOIRIANA as Consumer Service Director;

2) Mister EDWIN HIDAYAT ABDULLAH as Commissioner; and

3) Mister ISA RACHMATARWATA as Commissioner.

Term of office member of the Board of Directors and member of the Board of Commissioners in accordance with provision of the Articles of Association, with due regard to regulation of Capital Market and without prejudice to the rights of General Meeting of Shareholders to dismiss at anytime.

3. For the members of the Board of Directors and the Board of Commissioners who are appointed as reffered in number 2 above who still serve in other positions that are prohibited under the prevailing regulation to hold multiple offices with the position of the Board of Directors and the Board of Commissioner of State Owned Enterprises, then the concerned must resign from his position or dismissed from his/her position.

4. By the dismissal and appointment the member of the Board Directors and the Board of Commissioners as stated in number 1 and 2, then composition of the member of the Board Directors and the Board of Commissioners of the Company are becomes as follows:

A. Board of Directors:

1) Mister ALEX JANANGKIH SINAGA as President Director.

2) Mister HARRY MOZARTA ZEN as Finance Director.

3) Mister DAVID BANGUN as Digital & Strategic Portfolio Director.

4) Mister DIAN RACHMAWAN as Enterprise & Business Service Director.

5) Mister ABDUS SOMAD ARIEF as Wholesale & International Service Director.

6) Mister HERDY ROSADI HARMAN as Human Capital Management Director.

7) Mister ZULHELFI ABIDIN as Network & Information Technology Solution Director.

8) Mistress SITI CHOIRIANA as Consumer Service Director.

B. Board of Commissioners:

1) Mistress HENDRI SAPARINI as President Commissioner.

2) Mister MARGIYONO DARSA SUMARJA as Independent Commissioner.

3) Mister DOLFIE OTHNIEL FREDRIC PALIT as Independent Commissioner.

4) Mistress PAMIJATI PAMELA JOHANNA W. as Independent Commissioner.

5) Mister CAHYANA AHMADJAYADI as Independent Commissioner.

6) Mister EDWIN HIDAYAT ABDULLAN as Commissioner.

7) Mister RINALDI FIRMANSYAH as Commissioner.

8) Mister ISA RACHMATARWATA as Commissioner.

5. To authorize with the right of substitution to the Board of Directors of the Compapny to perform all necessary actions related with this agenda resolution in accordance with the prevailing laws and regulations, including to state in a notarial deed and to notify the composition of the Board of Commissioners and the Board of Directors to the Ministry of Law and Human Rights.”

Schedules and Procedure for The Distribution of 2017 Financial Year Dividend

In accordance to the resolution of the AGMS Telkom dated April 27, 2018, payment of cash dividend for the 2017 financial year is 60% of the net profit or in the amount of Rp13,286,997,175,681.50 or Rp134.1278 per share, and an additional special cash dividend of 15% of the net profit or in the amount of Rp3,321,754,247,031.20 or Rp33.5320. The calculation does not include the shares bought back by the Company as of the Meeting date.

Schedules for The Distribution of 2017 Financial Year Dividend:

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= May 11, 2018 = May 7, 2018 = May 8, 2018 = May 11, 2018 = May 14, 2018 = May 31, 2018

Payment Procedures of Dividend:

1.

The dividends will be paid to the shareholders of the Company whose names are registered in the Shareholders Register of the Company on May 11, 2018 (recording date) and/or in the sub securities account in PT Kustodian Sentral Efek Indonesia (”KSEI”) at the closing of the Indonesia Stock Exchange trading session on May 11, 2018.

2.

For American Depositary Shares (“ADS”) holders, the New York Stock Exchange (“NYSE”) regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon (“BNY-Mellon”), for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on May 11, 2018..

3.

For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on May 31, 2018. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.

Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia (Persero), Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both persons should be attached to the power of attorney.

b.	The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

i. The amount of cash dividend received is not less than Rp500,000; and

ii.The complete transfer request must be delivered at the latest on May 11, 2018 at 16.00 Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.

5.

Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2017 financial year received by each shareholders.

6.

Shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120 at the latest May 11, 2018 at 16.00 Western Indonesia Time. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to withholding tax rate of 100% higher to the normal rate.

7.

For the shareholders considered as the off-shore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of the Director General of Taxation Number PER-10/PJ/2017 regarding Procedure for the Application of Agreement on the Avoidance of Double Taxation and must submit the DGT-1 or DGT-2 form which has been legalized by Indonesian Tax Service Office for Public Company to KSEI or the Company’s Registrar based on the regulation and provision stipulated by KSEI. Without the said form, the 2017 financial year cash dividend will be subject to article 26 withholding tax law at the rate of 20%

8.

Shareholders whose shares are registered at Collective Deposits in KSEI, may collect the dividend tax deduction slip at Securities Companies and/or Custodian Banks at which they open their accounts, and for shareholders whose shares are not registered with KSEI, the dividend tax deduction slip are available at the Company’s Registrar starting July 23, 2018.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 34 paragraphs (1), (2) and (6) of Financial Service Authority Regulation No. 32 POJK.04/2014 regarding The Plan and Implementation of A General Meeting of Shareholders for an Issuer or a Public Company.

Bandung, May 2, 2018

PT Telkom Indonesia (Persero) Tbk

Board of Directors

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.:  62-21-5215109

Fax.:  62-21-5220500

E-mail:  investor@telkom.co.id

Website:  www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.